News Release
For Immediate Release	Suite 1000, 205 Ninth Ave. S.E. Calgary, Alberta T2G 0R4 Website: www.fording.ca

FORDING’S INCOME AND DISTRIBUTIONS UP SUBSTANTIALLY DUE TO HIGHER COAL PRICES

CALGARY, July 22, 2005 – Fording Canadian Coal Trust (TSX: FDG.UN, NYSE: FDG) today announced strong second quarter results.  Net income was $123 million in the second quarter, up from $13 million in 2004, largely due to higher metallurgical coal sales prices. Net income before unusual items and future income taxes was $162 million in the second quarter of 2005 compared with $43 million in 2004. On a year-to-date basis, net income increased to $189 million from $23 million in 2004. Year-to-date net income before unusual items and future income taxes was $222 million in 2005 compared with $47 million in 2004.

Cash available for distribution for the second quarter of 2005 was $151 million ($3.09 per unit) compared with $50 million ($1.03 per unit) in 2004. On a year-to-date basis, cash available for distribution was $221 million ($4.51 per unit) in 2005 compared with $69 million ($1.45 per unit) in 2004.

“We were able to increase distributions in the second quarter as the effect of new higher coal year prices began to be realized,” said Jim Popowich, President of Fording Canadian Coal Trust.   “In addition, Elk Valley Coal’s production volumes were higher in 2005 than in 2004. Coal delivery and vessel arrivals in the first half of 2005 were scheduled in order to build-up coal inventory volumes and product mix to appropriate operating levels.  This, combined with rail capacity constraints, contributed to lower sales volumes.”

“We expect our results to continue to improve in the second half of the year as the full benefit of higher coal prices are realized, sales volumes increase and expansion plans at Cardinal River and Fording River are completed. Reaching Elk Valley Coal’s sales volume target will require that rail and port service providers meet its needs and customers meet contractual commitments on a timely basis.”

Highlights for the Second Quarter:

•

Revenues were $469 million, up 51% from 2004 mainly on the strength of higher coal sales prices, partially offset by a higher Canadian dollar.

•

Cash available for distribution increased to $151 million from $50 million due to higher coal sales prices.

•

Cost of product sold increased 10% to $124 million from $112 million primarily due to higher overburden volumes and mining costs.

•

Transportation costs increased 20% to $146 million from $122 million in 2004, reflecting higher rail rates from the new contract with Canadian Pacific Railway as well as higher port rates due to increased coal prices.

Fording Canadian Coal Trust

•

Corporate income and provincial mineral taxes and Crown royalties increased $49 million in the second quarter compared with 2004, due mainly to higher coal prices.

•

Unitholders approved the reorganization of the Trust’s subsidiaries at the Special and Annual Meeting held in May. The reorganization will not proceed unless a favourable advance tax ruling is obtained from the Canada Revenue Agency. The Trust has not yet received a ruling.

Conference Call and Webcast

A conference call to discuss these results will be held Monday, July 25 at 8:00 a.m. Mountain time, 10:00 a.m. Eastern time. To participate in the conference call, please dial 1-800-814-4859 or 416-640-4127 approximately 10 minutes prior to the call. A live and archived audio webcast of the conference call will also be available on the Trust’s website www.fording.ca.

About Fording

Fording Canadian Coal Trust is an open-ended mutual fund trust. Through investments in metallurgical coal and industrial minerals mining and processing operations, the Trust makes quarterly cash distributions to unitholders. The Trust, through its wholly owned subsidiary, Fording Inc., holds a 60% interest in the Elk Valley Coal Partnership and is the world's largest producer of the industrial mineral wollastonite. Elk Valley Coal, comprised of Canada's senior metallurgical coal mining properties, is the world's second largest exporter of metallurgical coal, and expects to supply approximately 27 million tonnes of high-quality coal products to the international steel industry in 2005. The Trust's shares are traded on the Toronto Stock Exchange under the ticker symbol FDG.UN and on the New York Stock Exchange under the symbol FDG.

For further information contact:

Susan J. Soprovich

Catherine Hart

Director, Investor Relations

Investor Relations Analyst

Ph: (403) 260-9834

403-260-9817

E:  investors@fording.ca

E:  investors@fording.ca

Website:  www.fording.ca

Fording Canadian Coal Trust

Management’s Discussion and Analysis                                                                                                                            July 22, 2005

This management’s discussion and analysis should be read in conjunction with our unaudited consolidated financial statements and the notes thereto for the quarter ended June 30, 2005, management’s discussion and analysis and consolidated financial statements for the year ended December 31, 2004, and other public disclosure documents of the Fording Canadian Coal Trust and Old Fording.

Fording Canadian Coal Trust

Fording Canadian Coal Trust is an open-ended mutual fund trust created pursuant to a declaration of trust and governed by the laws of Alberta.

The Trust does not carry on any active business. Through its wholly owned operating subsidiary, Fording Inc., the Trust consolidates a 60% interest in the metallurgical coal operations owned by Elk Valley Coal Partnership and a 100% interest in the industrial mineral operations owned by the NYCO companies. The Trust uses the cash it receives from its investments to make quarterly distributions to its unitholders.

References to “we” and “our” in management’s discussion and analysis are to the Trust and Fording Inc., and their consolidated interest in Elk Valley Coal and NYCO as the context requires.

Elk Valley Coal

Elk Valley Coal is the second largest supplier of seaborne hard coking coal in the world, with approximately 21% of the global market in 2005. Hard coking coal is a premium coal used primarily for making coke by integrated steel mills, which account for approximately 60% of worldwide steel production. The seaborne hard coking coal market is characterized by the global nature of international steel-making, the relative concentration of quality metallurgical coal deposits in Australia, Canada and the United States and the comparatively low cost of seaborne transportation.

Elk Valley Coal has six operating mines. The Fording River, Coal Mountain, Elkview and Line Creek mines along with the Greenhills mine (which is operated by a joint venture in which Elk Valley Coal has an 80% interest) are located in the Elk Valley region of southeast British Columbia. The Cardinal River mine operates in west central Alberta. Elk Valley Coal also owns numerous other properties, including the coal preparation plant and coal resources at the former Quintette mine and other coal resources in British Columbia as well as a 46% interest in Neptune Terminals in Vancouver, British Columbia.

The Trust’s results pertaining to Elk Valley Coal consist of our proportionate interest in the operations of the six mines as well as corporate costs related to these operations. Also included are hedging gains and losses, and mineral taxes that are recorded in Fording Inc. but attributable to Elk Valley Coal’s earnings.

NYCO

NYCO consists of the subsidiaries of Fording Inc. that operate wollastonite mining operations in New York State and Mexico and a tripoli mining operation in Missouri. NYCO is the world’s leading producer of wollastonite.

Wollastonite is an industrial mineral that is used in the manufacture of automotive composites, adhesives and sealants, metallurgical fluxes, friction material, paints and corrosion-resistant coatings, fire-resistant construction wallboard, cement-based products and ceramics. Tripoli is an industrial mineral that is used primarily in buffing and polishing applications.

Fording Canadian Coal Trust

Management’s Discussion and Analysis                                                                                                                            July 22, 2005

Important Information Regarding Comparative Financial Statements

When the Elk Valley Coal Partnership was formed in February 2003, the Trust had a 65% interest with the remainder held by Teck Cominco, the managing partner. The partnership agreement permitted Teck Cominco to increase its interest in Elk Valley Coal by achieving a certain level of synergies through its management of the partnership assets. Teck Cominco achieved the synergy objectives and the partners agreed that the Trust’s interest would be reduced to 62% effective April 1, 2004, 61% on April 1, 2005, and to 60% on April 1, 2006.

The financial results and other information presented in this report reflect the Trust’s 65% interest in Elk Valley Coal from January 1, 2004 to March 31, 2004, and 60% interest commencing with the second quarter of 2004. The Trust accounted for the estimated effect of the 5% reduction in its interest in Elk Valley Coal in its financial results in the second quarter of 2004. The additional distribution entitlements received since March 31, 2004, have been or will be included in cash available for distribution over the period ending March 31, 2006. Accordingly, readers are cautioned that certain information included in this document for prior periods may not be directly comparable due to the reduction of the Trust’s interest in Elk Valley Coal effective April 1, 2004.

All financial information in this management’s discussion and analysis and financial statements is unaudited. The Trust reports its financial information in Canadian dollars and all monetary amounts set forth herein are expressed in Canadian dollars unless otherwise stated.

Non-GAAP Financial Measures

This management’s discussion and analysis refers to certain financial measures that are not determined in accordance with GAAP in Canada or the United States. Financial measures such as cash available for distribution, distributable cash and net income before unusual items and future income taxes are not measures recognized under GAAP and do not have standardized meanings prescribed by GAAP. We discuss these measures, which have been derived from our financial statements and applied on a consistent basis, because we believe that they facilitate the understanding of the results of our operations and financial position and are relevant measures of the ability of the Trust to earn and distribute cash returns to unitholders. These measures may differ from those made by other issuers and accordingly, may not be comparable to such measures as reported by other trusts or corporations.

Caution on Forward-looking Information

Certain information included in this document is of a forward-looking nature. Forward-looking information is subject to known and unknown risks, as well as uncertainties and other factors. Accordingly, actual results may differ materially from those expressed or implied in forward-looking information. Some of the risks, uncertainties and other factors affecting Fording Canadian Coal Trust are discussed in our public filings with the securities regulatory authorities in Canada and the United States. Copies of Fording Canadian Coal Trust's Canadian filings, including our most recent management information circular, annual information form, annual report, quarterly reports, material change reports and news releases, are available online at www.sedar.com, and copies of our U.S. filings, including our most recent annual report on Form 40-F as supplemented by submissions under Form 6-K, are available at www.sec.gov. Information in this document is presented as of July 22, 2005 and is subject to change after this date. However, Fording Canadian Coal Trust disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Fording Canadian Coal Trust

Management’s Discussion and Analysis                                                                                                                            July 22, 2005

Overview

The table below summarizes our financial results and some of our key operating statistics on a consolidated basis.

	Three months ended		Six months ended
(millions of Canadian dollars,	June 30		June 30
except as noted)	2005	2004	2005	2004

Revenue	$468.9	$309.7	$763.8	$554.9
Income from operations	$179.7	$53.6	$247.3	$62.6
Net income	$123.3	$12.6	$188.6	$23.3
Net income before unusual items and future income taxes	$161.7	$42.8	$222.1	$46.8

Basic and diluted earnings per unit:
Net income	$2.52	$0.26	$3.85	$0.49
Net income before unusual items and future income taxes	$3.30	$0.88	$4.53	$0.98

Metallurgical Coal Statistics:
Coal production (million tonnes)	4.1	4.0	8.1	7.9
Coal sales (million tonnes)	3.8	4.1	7.2	7.7
Average sales price
U.S.$/tonne	$94.00	$51.10	$78.60	$48.40
CDN$/tonne	$119.40	$72.30	$102.40	$68.50

Operating expenses
Cost of product sold (CDN$/tonne)	$30.40	$25.80	$29.40	$27.20
Transportation (CDN$/tonne)	$37.70	$29.40	$34.10	$28.10

Industrial Minerals Statistics (Wollastonite):
Sales (thousands of tonnes)	24	21	45	42
Average sales price (U.S.$/tonne)	$384	$430	$389	$438

Proposed Trust Reorganization

The proposed reorganization of the Trust’s subsidiaries is intended to maintain a flow-through structure that effectively results in distributions received from Elk Valley Coal and NYCO not being taxed at the Fording Inc. level. Instead, distributions received by Fording Inc., and indirectly by the Trust, would be taxed at the unitholder level when distributions are paid to the unitholder. If it proceeds, the reorganization takes the current structure from a “trust on corporation on partnership” structure to a “trust on partnership on partnership” structure. The reorganization would result in the units being a more competitive currency comparable to other flow-through structures should the Trust decide to issue units for future acquisitions, expansions or other opportunities.

At the 2005 Annual and Special Meeting, unitholders approved the special resolution regarding the reorganization. Completion of the reorganization transaction is subject to receipt of certain judicial, regulatory and third-party approvals, including a favourable advance tax ruling from the Canada Revenue Agency, and the approval of the Trustees to proceed with the reorganization. The Trust has not yet received the ruling. When known, a news release will be issued with the outcome. Completion of the transaction is expected to take approximately two weeks after a decision to proceed is made.

Fording Canadian Coal Trust

Management’s Discussion and Analysis                                                                                                                            July 22, 2005

The reorganization is not expected to have a material impact on the manner in which the Trust’s distributable cash is calculated and distributed to unitholders. It is anticipated that unitholders should not recognize any income, gain or loss as a result of the reorganization for Canadian and/or U.S. income tax purposes.

Cash Available for Distribution

The increase in cash available for distribution in the first quarter of 2005 generally reflects higher sales prices and earnings from Elk Valley Coal’s metallurgical coal operations. Distributions declared and paid in the second quarter were $2.80 per unit.

	Three months ended		Six months ended
(millions of Canadian dollars,	June 30		June 30
except as noted)	2005	2004	2005	2004

Cash available for distribution	$151.2	$50.2	$221.0	$69.1
Distributions declared	$137.2	$49.0	$200.9	$96.0

Weighted average number of units
outstanding (in millions)	49.0	48.6	49.0	47.8

Per unit amounts:
Cash available for distribution	$3.09	$1.03	$4.51	$1.45
Distributions declared	$2.80	$1.00	$4.10	$2.00

The 2004 year-to-date distributions declared exceeded cash available for distribution. Some of the cash that was available from results of the fourth quarter of 2003 was carried over and included in distributions to unitholders in the first quarter of 2004.

The reconciliation from net income to net income before unusual items and future income taxes, which is a non-GAAP measure, is provided in the following table:

	Three months ended		Six months ended
	June 30		June 30
(millions of Canadian dollars)	2005	2004	2005	2004

Net income per financial statements	$123.3	$12.6	$188.6	$23.3

Add (deduct):
Reduction of interest in Elk Valley Coal	-	37.5	(9.5)	37.5
Income from change in inventory valuation	-	-	-	(10.8)
Future income tax expense (recovery)	38.4	(7.3)	43.0	(3.2)

Net income before unusual items and future income taxes	$161.7	$42.8	$222.1	$46.8

Fording Canadian Coal Trust

Management’s Discussion and Analysis                                                                                                                            July 22, 2005

Income from Operations

Elk Valley Coal1

	Three months ended		Six months ended
(millions of Canadian dollars,	June 30		June 30
except as noted)	2005	2004	2005	2004

Statistics

Coal production (millions of tonnes)	4.1	4.0	8.1	7.9
Coal sales (millions of tonnes)	3.8	4.1	7.2	7.7
			77.2
Average sales price (per tonne)
U.S.$	$94.00	$51.10	$78.60	$48.40
CDN$	$119.40	$72.30	$102.40	$68.50
	118.8
Operating expenses (per tonne)
Cost of product sold	$30.40	$25.80	$29.40	$27.20
Transportation	$37.70	$29.40	$34.10	$28.10

Income from operations

Revenue	$456.9	$295.9	$740.8	$527.9
Cost of product sold	116.3	105.8	212.8	210.6
Transportation	144.4	119.9	246.6	216.8
Selling, general and administration	3.9	2.7	7.0	10.3
Depreciation and depletion	9.9	13.5	21.4	27.7

Income from operations	$182.4	$54.0	$253.0	$62.5

1 Amounts reflect Fording’s 60% interest in Elk Valley Coal

Sales volumes were lower in the second quarter of 2005 compared with 2004 due mainly to rail capacity constraints and scheduling of vessel arrivals to build appropriate inventory volumes and product mix at the ports. This allows Elk Valley Coal to build inventories of varying specifications to more desirable levels for the efficient loading of vessels.  Port inventory volumes are now expected to support shipping programs in the second half of the year. In addition, coal production at Cardinal River was lower than anticipated in the second quarter.

The Trust’s share of coal sales volumes was also lower on a year-to-date basis in 2005 compared with 2004 due in part to the 5% reduction in the Trust’s interest in Elk Valley Coal, which was effective the second quarter of 2004.

The carry over of 2004 coal-year contract pricing commitments were largely fulfilled during the quarter at which time the higher U.S. dollar prices for the 2005 coal year began to be realized. Second quarter revenues benefited from the increase in prices, slightly offset by a lower effective U.S./Canadian dollar exchange rate.

Cost of product sold increased 10% for the second quarter and slightly year-to-date compared with the same periods in 2004, primarily due to higher overburden volumes and mining costs.  Unit cost of product sold increased 18% in the second quarter and 8% for the year-to-date from 2004 levels. Unit costs in 2005 reflect continuing high diesel costs as well as higher mine strip ratios combined with lower yields. In addition, higher than anticipated mining costs at Cardinal River operations were due to higher than planned strip ratios and difficult mining conditions in the Cheviot pit during the early stages of operation.

As expected, a significant impact on income from operations continues to be the increase in transportation costs due to higher rail and port rates. Transportation costs were up 20% to $144 million in the second

Fording Canadian Coal Trust

Management’s Discussion and Analysis                                                                                                                            July 22, 2005

quarter and 14% to $247 million year-to-date compared with the same period in 2004. Rail rates increased due to the new rail contract while port rates increased as a result of higher coal prices. Demurrage charges were down significantly to approximately $4 million for the first six months of 2005, compared with $10 million in 2004. Transportation costs include the cost of rail service, port charges, ocean freight costs on shipments where Elk Valley Coal, rather than the customer, pays for the expense and other costs such as coal testing fees and demurrage charges for vessel waiting times.

Year-to-date, selling, general and administration costs decreased 33%. This is largely due to costs incurred in the first quarter of 2004 pursuant to change in control agreements with certain former senior executives. Lower depletion expense at the Cardinal River operations and the build-up of inventory were the main contributors to the 21% decrease in depreciation and depletion expense in the first half of 2005 compared with 2004.

Elk Valley Coal continued with the negotiation of agreements to complete the transaction with POSCO and Nippon Steel Corporation that provides for 10-year sales contracts and a 2.5% equity investment by each company in a new entity that will own and operate the Elkview mine. The completion of the transaction is expected during the third quarter of 2005.

Expansion Projects

Expansion work continued in the second quarter to support Elk Valley Coal’s plans to increase its annualized productive capacity to 28 million tonnes per year by the end of 2005.

Delays in the delivery of mining equipment, reduced equipment availability and difficult mining conditions impacted coal release at Cardinal River. It is anticipated that the full annualized production rate of 2.8 million tonnes per year will be achieved at the mine near the end of the year.  Capacity expansion of the Fording River operations is progressing on schedule and is expected to be completed as planned in the third quarter of 2005. Capital spending for the Elkview mine’s capacity expansion has been increased in 2005 as a result of timing of the purchase of mining equipment.

Preliminary drilling to evaluate the extent of coal resources at properties near the former Quintette mine in northeast British Columbia is underway and is expected to be completed by the end of 2005. Any future decision to develop the properties would depend on several variables such as customer support, favourable long-term market conditions and the desired exploration results. If a decision to proceed was made, it would take approximately two years to achieve commercial production.

NYCO

	Three months ended		Six months ended
(millions of Canadian dollars,	June 30		June 30
except as noted)	2005	2004	2005	2004

Statistics - Wollastonite

Sales (thousands of tonnes)	24	21	45	42
Average sales price (U.S.$ per tonne)	$384	$430	$389	$438

Income from operations

Revenue	$12.0	$13.8	$23.0	$27.0
Cost of product sold	7.8	6.6	15.5	13.6
Transportation	1.8	2.2	3.6	4.0
Selling, general and administration	1.1	1.3	2.1	2.2
Depreciation and depletion	1.1	1.3	2.2	2.6

Income (loss) from operations	$0.2	$2.4	$(0.4)	$4.6

Fording Canadian Coal Trust

Management’s Discussion and Analysis                                                                                                                            July 22, 2005

Income from NYCO’s operations decreased approximately $2 million in the second quarter and $5 million year-to date in 2005 compared with the respective periods in 2004, primarily due to lower sales prices and the impact of a higher Canadian dollar. Cost of product sold increased due to higher processing and mining costs.

Corporate

	Three months ended		Six months ended
	June 30		June 30
(millions of dollars)	2005	2004	2005	2004

Selling, general and administration	$2.8	$2.2	$4.9	$3.2
Depeciation, depletion	0.1	0.6	0.4	1.3

Loss from operations	$2.9	$2.8	$5.3	$4.5

Corporate costs include general and administration expenses not allocated to specific business segments, and depreciation and depletion on corporate assets.

Other Income and Expenses

	Three months ended		Six months ended
	June 30		June 30
(millions of dollars)	2005	2004	2005	2004

Interest expense	$(2.7)	$(2.4)	$(5.4)	$(7.5)
Other income (expense), net	(3.5)	(0.2)	(4.2)	13.5
Reduction of interest in Elk Valley Coal	-	(37.5)	9.5	(37.5)

	$(6.2)	$(40.1)	$(0.1)	$(31.5)

The decrease in interest expense for the six months ended June 30, 2005 is due to lower interest rates on the new loan facility put in place in mid-February 2005.

Other income and expenses includes interest and investment income, foreign exchange gains and losses on U.S. denominated debt and miscellaneous items. The increase in expense in the second quarter of 2005 is largely due to a non-cash foreign exchange translation loss on the U.S. dollar denominated bank debt.  Included in year-to-date 2005 other income and expenses was the write-off of deferred financing costs related to the previous loan facility. In 2004, a change in accounting practice resulted in unusual income of $11 million, related to the inclusion of depreciation and depletion in the valuation of product inventories on hand at the start of the year.

The loss on the reduction of the Trust’s interest in Elk Valley Coal that was recorded in the second quarter of 2004 was offset by an estimate of cash to be received for the additional distribution entitlements of 2% for the year ended March 31, 2005 and 1% for the year ended March 31, 2006.  The estimate of cash to be received for the additional distribution entitlement of 1% for the twelve months ended March 31, 2006 was revised in the first quarter of 2005 due to higher 2005 coal year prices, resulting in a favourable $9.5 million adjustment to the reduction of interest in Elk Valley Coal.

Fording Canadian Coal Trust

Management’s Discussion and Analysis                                                                                                                            July 22, 2005

Income Taxes

Income tax expense consists primarily of Canadian corporate income taxes, British Columbia mineral taxes and Alberta Crown royalties assessed on the cash flows of Elk Valley Coal and, to a lesser extent, foreign income tax related to NYCO. Income tax expense has been recorded without giving any effect to the outstanding advance tax ruling regarding the proposed reorganization of the Trust.

Income tax expense increased significantly to $50 million during the second quarter. Canadian corporate income taxes were $37 million, up $41 million, and mineral taxes were up $9 million to $13 million, which is largely attributable to higher coal prices. Fording Inc.’s corporate taxable income exceeded available tax deductions including interest on its subordinated notes and losses carried forward from prior years. Income for mineral tax purposes was also up sharply, which also increased the average effective mineral tax rate.

Of the future corporate income tax provision, $13 million has been reflected in the balance sheet as a current liability. This amount reflects the estimated taxes attributable to the earnings in the quarter that will be payable to taxation authorities for the next fiscal year. This is a future tax liability because, for tax purposes,, Fording benefits from an eleven month deferral in recognizing Elk Valley Coal’s reported income as the partnership’s tax year-end is January 31st. Since the $13 million current portion of future income taxes is expected to be payable to taxation authorities, it has been deducted from cash available for distribution.

	Three months ended		Six months ended
	June 30		June 30
(millions of dollars)	2005	2004	2005	2004

Current income taxes:
Canadian corporate income taxes	$0.4	$1.8	$0.8	$1.8
Provincial mineral taxes and Crown royalties	11.3	5.2	14.6	7.1
Foreign income taxes	0.1	1.2	0.2	2.1
	11.8	8.2	15.6	11.0
Future income taxes arising from tax rate changes		-		-
Future income tax expense
Canadian corporate income taxes	36.4	(6.2)	39.5	(2.5)
Provincial mineral taxes and Crown royalties	2.0	(1.1)	3.5	(0.7)
	38.4	(7.3)	43.0	(3.2)

Total income tax expense	$50.2	$0.9	$58.6	$7.8

Fording Canadian Coal Trust

Management’s Discussion and Analysis                                                                                                                            July 22, 2005

Liquidity and Capital Resources

	Three months ended		Six months ended
	June 30		June 30
(millions of dollars)	2005	2004	2005	2004

Summary of Cash Flows

Operating activities	$64.5	$39.0	$125.5	$86.1
Investing activites	(35.7)	(10.9)	(65.3)	(14.7)
Financing activities, excluding distributions	(14.1)	0.2	3.7	(0.2)

-1.#QNAN	14.7	28.3	63.9	71.2

Distributions paid	(63.7)	(47.0)	(127.4)	(93.9)

-1.#QNAN	(49.0)	(18.7)	(63.5)	(22.7)

Cash - beginning of period	50.0	48.5	64.5	52.5

Cash - end of period	$1.0	$29.8	$1.0	$29.8

Cash flows from operating activities are largely influenced by the results of Elk Valley Coal. Cash flows from operating activities increased substantially in the second quarter of 2005 as compared with 2004 due to the increase in income, driven primarily by higher coal sales prices.  Cash flows from operating activities include changes in working capital that can fluctuate from period to period. In the second quarter of 2005, cash and cash equivalents decreased substantially to $1 million primarily as a result of increased expenditures for capital assets, debt repayment and distributions to unitholders. Accounts receivable increased due to the increase in coal prices and timing issues. The payment to Canadian Pacific Railway for accrued rail charges reduced accounts payable in the second quarter of 2005.  Inventories increased as a result of the build-up of clean coal inventories.

Investing activities during the second quarter included capital expenditures of approximately $28 million related to the Cheviot pit at Cardinal River operations and ongoing expansion at the Fording River and Elkview operations. Spending for sustaining projects was approximately $15 million, an increase of $7 million from the second quarter of 2004.

In the quarter, Fording Inc. repaid $18 million in Canadian dollar loans, reducing long-term debt to $205 million (U.S.$167 million) at June 30, 2005. Elk Valley Coal had utilized $74 million of its facility for the issuance of letters of credit and guarantee. The Trust’s share of unused bank facilities at June 30, 2005, was $241 million of which Fording Inc. had unutilized lines of credit in the amount of $195 million and Elk Valley Coal had $76 million (Trust share: $46 million).

Adequate credit facilities are available to fund working capital, expected capital spending requirements for expansion plans and other requirements. We anticipate that Elk Valley Coal and NYCO have the ability to generate sufficient funds from operating and financing activities to maintain their productive capacity and to fund planned growth and development activities.

Fording Canadian Coal Trust

Management’s Discussion and Analysis                                                                                                                            July 22, 2005

Outlook

The current tight supply situation for metallurgical coal is expected to continue into 2006 despite recent production cuts taken by steel companies to manage their inventory levels.

Elk Valley Coal is progressing with its plans to increase annualized production capacity to 28 million tonnes by the end of 2005 and to 30 million tonnes by the end of 2007. The expansion plans combined with the strong coal markets are expected to provide strong returns in 2005. Elk Valley Coal expects results to continue to improve in the second half of 2005 as sales volumes increase. Elk Valley Coal is targeting coal sales volumes to be approximately 27 million tonnes in 2005, provided that the mine operations run as expected, rail and port service providers meet Elk Valley Coal’s needs and customers meet contract commitments on a timely basis. The Trust’s share of this sales target is approximately 16 million tonnes.

Cash Available for Distribution

Our financial results, and therefore the amount of cash available for distribution to unitholders, are highly dependent on key variables such as coal prices, forward contracts, coal production and sales volumes, the U.S./Canadian dollar exchange rate, production and transportation costs, sustaining capital expenditures and other financial and legal requirements.  Changes in any of these factors could have a material impact on our results and cash available for distribution to unitholders.

Coal Markets and Drivers

Hard coking coal supply continues to be tight as producers have not been able to bring new metallurgical coal production quickly to the market.  Demand for seaborne hard coking coal is expected to grow at above historical rates over the next several years, reflecting longer term growth in steel production.

Demand for steel is expected to remain strong on a global basis for the balance of 2005, notwithstanding announced reductions in steel production in response to higher than normal customers’ steel inventory levels. Some steelmakers have indicated that they expect the market to work through existing steel inventories by the end of the year.

Global steel mill expansion plans combined with the current low supply situation of high-quality metallurgical coal implies that the fundamentals for coal markets are still strong and will remain so at least until new high-quality metallurgical coal supply comes into the market. Higher coal prices are serving to attract some new supply to the market from both Canada and Australia. However, significant near-term growth in hard coking coal production has not yet materialised, primarily due to a lack of sufficient infrastructure capacity and difficulties in advancing mine development.

The infrastructure supporting transportation of metallurgical coal from mines is at or near capacity in most parts of the world.  Australia’s rail and port capacity is constrained, which is illustrated by recent vessel congestion and long waits at the Dalrymple Bay port facility that required the implementation of an allocation system to ration throughput capacity.  In the United States and Canada, rail systems are near capacity and require investment to increase capacity for all of their customers. However, rail and port service providers are undertaking infrastructure changes to meet future needs.

The global increase in mining activity has resulted in substantial lead times of up to 18 months for delivery of large mining equipment.  The availability of tires and other parts is also limited, which affects mine production.  In addition, the availability of skilled labour could delay the pace at which mines can be developed or expanded.

Fording Canadian Coal Trust

Management’s Discussion and Analysis                                                                                                                            July 22, 2005

These constraints make it unlikely that significant new supply will come on stream before at least 2007. Should supply problems occur, it may take longer for metallurgical coal markets to return to balance. Elk Valley Coal has other properties that have the potential to provide additional metallurgical coal volumes in the future if market conditions warrant their development.

Cost of Product Sold

Elk Valley Coal is focused on managing key operating variables, such as mine and plant productivities, yields, strip ratios and haul distances, which directly influence mining costs, in order to maximize cash flows over the long-term. Rising mining and processing input costs such as fuel, steel, tires, labour and maintenance parts and supplies also have a significant impact to the cost of producing metallurgical coal.

Increases in prices for petroleum products and for commodities in general have resulted in continuing cost pressures that we expect to continue throughout 2005. In addition, the growth in global mining activities has created a demand for equipment and parts that outpaces supply. The risk of a shortage of tires continues. In order to mitigate any potential negative impact, Elk Valley Coal is monitoring tire availability and undertaking steps to extend existing tire life.  Future operations could be impacted if Elk Valley Coal experiences difficulties obtaining equipment and supplies, particularly tires, on a timely basis. These factors could affect production, productivity and costs at Elk Valley Coal’s operations, and have a material adverse effect on cash available for distribution to unitholders.

Collective Agreements

A new five-year collective agreement at the Coal Mountain operations was reached in May. Collective agreements at two of Elk Valley Coal’s operations expire in 2005. The collective agreement at the Line Creek operations expired on May 31, 2005 and negotiations are ongoing. Elkview operations’ agreement expires at the end of October 2005. The agreement at the Fording River operations expires in 2006 while the Cardinal River operations’ agreement expires in 2007.

Should an agreement not be reached at one or more of these operations, work stoppages could occur that may have a material adverse effect on cash available for distribution to unitholders.

Cardinal River Operations

All licenses and approvals have been received for the Cheviot pit and the haulroad at the Cardinal River operations. In June, the Federal Court heard the applications from a number of environmental organizations seeking a further environmental assessment of the project and challenging certain federal authorizations. Elk Valley Coal is awaiting a decision on these matters. While unanticipated, negative decisions related to these applications could impact future operations at the site.

In addition, the Alberta Environmental Assessment Board issued a decision in April related to one appeal regarding certain approvals in connection with the project. The decision upheld the approval but did impose certain reporting conditions on Cardinal River operations, which will not have a material impact on operations.

Fording Canadian Coal Trust

Management’s Discussion and Analysis                                                                                                                            July 22, 2005

Transportation

The rail systems servicing Elk Valley Coal’s mines are being pressed to meet the current capacity requirements of all industries shipping westbound to Vancouver. In the early part of the year, rail service was below Elk Valley Coal’s needs and negatively impacted sales volumes. Elk Valley Coal has been working with the railways to resolve rail performance issues at both the Elk Valley mines and at the Cardinal River operations. In the latter part of the second quarter, Elk Valley Coal has seen improvements in rail service. Taking into account the new rail contract with Canadian Pacific Railway, service levels are expected to be sufficient to move Elk Valley Coal’s planned production volumes.

Elk Valley Coal has given notice to Westshore Terminals that it is requesting a review of the loading rate for the Elkview mine contract with a view to change the rate effective April 1, 2005. Under the terms of the contract, the loading rate is linked to the Canadian dollar price received for coal and if changed, would apply for the term of the contract to 2010. Discussions with Westshore are ongoing but currently, a negotiation timeline has not yet been established. Failing agreement on revised rates, Elk Valley Coal may apply to have an arbitrator determine how the rates should be revised to be consistent with the original intention of the parties.

Rail capacity issues, prolonged labour stoppages, availability of trains, weather related issues or other factors that prevent the railways or the ports from providing their services could seriously impact Elk Valley Coal’s sales volumes and financial results.

Foreign Exchange Hedging

To help manage exposure to currency fluctuations, foreign exchange forward contracts are used to fix the rate at which certain future anticipated flows of U.S. dollars are exchanged into Canadian dollars. Foreign exchange hedging activities take into account the existing foreign exchange forward contracts of Fording Inc. and Elk Valley Coal. Our hedging policy has no minimum limits. In the second quarter of 2005, total outstanding hedges decreased by $108 million. An additional $167 million of new foreign exchange forward contracts were entered into at an average U.S./Canadian dollar exchange rate of U.S.$0.79. Our outstanding foreign exchange forward contracts are disclosed in note 9 to the Consolidated Financial Statements.

Guidance

The Trust has increased its expectations for capital expenditures for the 2005 calendar year for the purchase of equipment that would otherwise have been purchased in later years. Sustaining capital is being increased to $45 million for the Trust for the purchase of equipment at Greenhills operations to replace outdated trucks. The Trust’s share of expansion capital spending is being increased to $72 million in order to purchase mine equipment required for Elkview’s expansion plans.

These estimates are based on management’s judgement, which are subject to known and unknown risks as well as uncertainties and other factors. Accordingly, actual results may differ materially from the estimated amounts disclosed in the table.

Fording Canadian Coal Trust

Management’s Discussion and Analysis                                                                                                                            July 22, 2005

Sensitivities

The table that follows outlines the approximate sensitivity in the last half of 2005 of cash available for distribution per unit based on changes in certain key variables throughout the balance of the year. These sensitivities are calculated before any cash reserve and include our distribution entitlement in Elk Valley Coal, take into account our current foreign currency hedges, exclude any potential impact from the proposed reorganization and are based on the weighted average number of units expected to be outstanding throughout the balance of the year prior to the proposed three-for-one unit split, if approved (see below).

Variable	Change	$ /unit

Cost of coal product sold	CDN$1.00/tonne	$ 0.10
Price of coal	U.S.$1.00/tonne	$ 0.12
Elk Valley Coal’s sales	1 million tonnes	$ 0.56
U.S./Canadian dollar exchange rate	U.S. 1 cent	$ 0.05
Capital expenditures of the Trust	CDN$1 million	$ 0.02

Number of Units Outstanding

There were approximately 49 million trust units outstanding on June 30 and July 22, 2005. Approximately 34,295 options were outstanding under the exchange option plan as of June 30, 2005 and 33,707 options as of July 22, 2005.

Unitholders approved a three-for-one split of the Trust's units at the Annual and Special Meeting on May 4, 2005. There is not a set date for the subdivision of units to occur at this time. The subdivision will proceed either in association with the reorganization or at such time that the Trustees exercise their discretion to proceed. It is anticipated that the unit split will result in a corresponding reduction in the market price per unit making them more affordable for the average investor.

Risk Factors

Unitholders should refer to the ‘Risk Factors’ in the Trust’s 2004 annual report and in the management information circular dated April 2, 2005 for other factors that could potentially impact the Trust’s financial performance and its ability to meet its targets.

 __________________________________

Fording Canadian Coal Trust

CONSOLIDATED STATEMENTS OF INCOME
(unaudited)
	Three months ended		Six months ended
(millions of Canadian dollars,	June 30		June 30
except per unit amounts)	2005	2004	2005	2004

Revenues	$468.9	$309.7	$763.8	$554.9

Expenses
Cost of product sold	124.1	112.4	228.3	224.2
Transportation	146.2	122.1	250.2	220.8
Selling, general and administration	7.8	6.2	14.0	15.7
Depreciation and depletion	11.1	15.4	24.0	31.6

	289.2	256.1	516.5	492.3

Income from operations	179.7	53.6	247.3	62.6

Other income (expense)
Interest expense	(2.7)	(2.4)	(5.4)	(7.5)
Other income (expense), net (note 3)	(3.5)	(0.2)	(4.2)	13.5
Reduction of interest in EVCP (note 4)	-	(37.5)	9.5	(37.5)

Income before taxes	173.5	13.5	247.2	31.1

Income tax expense (note 5)	50.2	0.9	58.6	7.8

Net income	$123.3	$12.6	$188.6	$23.3

Weighted average number of units
outstanding (millions) (note 10)	49.0	48.6	49.0	47.8

Basic and diluted earnings per unit (note 10)	$2.52	$0.26	$3.85	$0.49

CONSOLIDATED STATEMENTS OF ACCUMULATED EARNINGS
(unaudited)
	Three months ended		Six months ended
	June 30		June 30
(millions of Canadian dollars)	2005	2004	2005	2004

Balance - beginning of period	$405.9	$201.1	$340.6	$190.4

Net income for the period	123.3	12.6	188.6	23.3

Balance - end of period	$529.2	$213.7	$529.2	$213.7

The accompanying notes to the unaudited consolidated financial statements are an integral part of these statements.

Fording Canadian Coal Trust

CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited)
	Three months ended		Six months ended
	June 30		June 30
(millions of Canadian dollars)	2005	2004	2005	2004

Operating activities
Net income	$123.3	$12.6	$188.6	$23.3
Items not using (providing) cash:
Depreciation and depletion	11.1	15.4	24.0	31.6
Loss (gain) on reduction of interest in EVCP	-	35.2	(9.5)	35.2
Provision for asset retirement obligations, net	0.6	0.9	1.6	1.8
Future income taxes	38.4	(7.3)	43.0	(3.2)
Income from change in inventory valuation	-	-	-	(10.8)
Loss on disposal of assets	0.1	-	0.1	0.1
Other items, net	0.2	(0.6)	1.0	0.1

	173.7	56.2	248.8	78.1

Decrease (increase) in non-cash working capital	(109.2)	(17.2)	(123.3)	8.0

Cash from operating activities	64.5	39.0	125.5	86.1

Investing activities
Additions to capital assets	(36.9)	(17.7)	(66.0)	(23.4)
Proceeds on disposal of assets	0.6	0.2	0.7	0.5
Other investing activities, net	0.6	6.6	-	8.2

Cash used in investing activities	(35.7)	(10.9)	(65.3)	(14.7)

Financing activities
Increase (decrease) in long-term debt	(17.5)	(99.0)	1.7	(99.0)
Issuance of units, net	-	99.1	0.1	99.4
Other financing activities, net	3.4	0.1	1.9	(0.6)

Financing activities, before distributions	(14.1)	0.2	3.7	(0.2)

Distributions paid	(63.7)	(47.0)	(127.4)	(93.9)

Cash used in financing activities	(77.8)	(46.8)	(123.7)	(94.1)

Decrease in cash and equivalents	(49.0)	(18.7)	(63.5)	(22.7)

Cash and cash equivalents
- beginning of period	50.0	48.5	64.5	52.5

Cash and cash equivalents - end of period	$1.0	$29.8	$1.0	$29.8

The accompanying notes to the unaudited consolidated financial statements are an integral part of these statements.

Fording Canadian Coal Trust

CONSOLIDATED BALANCE SHEETS
(unaudited)
	June 30	December 31
(millions of Canadian dollars)	2005	2004

Assets

Current assets
Cash and cash equivalents	$1.0	$64.5
Accounts receivable	163.5	86.8
Inventory	161.5	113.0
Prepaid expenses	6.5	2.6

	332.5	266.9

Capital assets	678.0	635.8

Goodwill	44.4	44.4

Other assets	19.9	21.1

	$1,074.8	$968.2

Liabilities

Current liabilities
Accounts payable and accrued liabilities	$120.5	$132.6
Income taxes payable	20.5	10.7
Distribution payable	137.2	63.7
Current portion of long-term debt (note 7)	1.6	1.7
Future income taxes (note 5)	12.6	-

	292.4	208.7

Long-term debt (note 7)	209.1	205.2

Other long-term liabilities (note 8)	91.0	91.9

Future income taxes (note 5)	210.9	180.4

Commitments and contingencies (note 9)

	803.4	686.2

Unitholders' equity (note 10)

Trust units	357.9	357.7
Accumulated earnings	529.2	340.6
Accumulated cash distributions	(624.6)	(423.8)
Foreign currency translation adjustments	8.9	7.5

	271.4	282.0

	$1,074.8	$968.2

The accompanying notes to the unaudited consolidated financial statements are an integral part of these statements.

Fording Canadian Coal Trust

Notes to Consolidated Financial Statements

(unaudited)                                                                                                                                                                                            July 22, 2005

1.  STRUCTURE OF FORDING CANADIAN COAL TRUST AND NATURE OF OPERATIONS

Fording Canadian Coal Trust (the Trust) is an open-ended mutual fund trust existing under the laws of the Province of Alberta. It was created pursuant to a Declaration of Trust in connection with a plan of arrangement effective February 28, 2003 (the Arrangement). These consolidated financial statements reflect the financial position, results of operations and cash flows as if the Trust had always carried on the businesses formerly carried on by its predecessor company, Fording Inc., being the public company existing prior to the Arrangement (Old Fording). All assets and liabilities are recorded at historical cost.

The Trust holds all of the shares and subordinated notes of its operating subsidiary company, Fording Inc. Through Fording Inc., at June 30, 2005 the Trust held a 61% interest in the metallurgical coal operations owned by Elk Valley Coal Partnership (EVCP), and a 100% interest in the industrial mineral operations owned by Nyco Minerals, Inc. and Minera Nyco SA de CV (collectively NYCO).

EVCP and NYCO are separate reportable segments within the Trust.  EVCP mines and processes metallurgical coal from six mines located in British Columbia and Alberta, Canada.  NYCO mines and processes wollastonite and other industrial minerals from two operations in the United States and one operation in Mexico.  Each segment is a distinct strategic business unit that offers different products and services and is managed separately due to different operational and marketing strategies.

At February 28, 2003, Fording Inc. held a 65% interest in EVCP and the remaining 35% interest in EVCP was held by Teck Cominco Limited and its affiliates.  The agreement governing EVCP provided for an increase in Teck Cominco’s interest to a maximum of 40% to the extent that synergies from the combination of various metallurgical coal assets contributed to EVCP exceed certain target levels. At April 1, 2005, the Trust’s interest decreased to 61% while Teck Cominco’s interest increased to 39%, as discussed in note 4.

These consolidated financial statements should be read in conjunction with the annual consolidated financial statements and notes thereto included in the Trust’s Annual Report for 2004 and other public disclosure documents of the Trust and Old Fording.

The preparation of these consolidated financial statements requires management to make certain estimates and assumptions that affect amounts reported and disclosed in the consolidated financial statements and related notes. Actual amounts could differ from those estimates. A discussion of the accounting estimates that are significant in determining the Trust’s financial results is contained in the Management’s Discussion and Analysis in its 2004 Annual Report.

2.  SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and follow the same accounting principles and methods of application as described in the Trust’s annual financial statements for 2004.

Certain comparative figures have been reclassified to conform to the presentation adopted in 2005.

Fording Canadian Coal Trust

Notes to Consolidated Financial Statements

(unaudited)                                                                                                                                                                                            July 22, 2005

3.  OTHER INCOME (EXPENSE), NET

	Three months ended		Six months ended
	June 30		1-Jan
(millions of Canadian dollars)	2005	2004	2005	2004

Interest and investment income	$(0.1)	$0.3	$(0.3)	$1.3
Change in inventory valuation	-	-	-	10.8
Foreign exchange on U.S. debt	(2.7)	-	(2.0)	-
Other	(0.7)	(0.5)	(1.9)	1.4

	$(3.5)	$(0.2)	$(4.2)	$13.5

4.  REDUCTION OF INTEREST IN EVCP

EVCP was initially owned 65% by the Trust and 35% by Teck Cominco, the managing partner. The agreement governing EVCP provided for an increase in Teck Cominco’s interest to a maximum of 40% to the extent that synergies from the combination of various metallurgical coal assets contributed to EVCP exceed certain target levels. The report of an independent expert engaged by the partners concluded that sufficient synergies had been realized to increase Teck Cominco’s interest to 40%.

The Trust and Teck Cominco agreed that substantial synergies have been achieved. As a result, the partners agreed that the Trust’s distribution entitlement was reduced to 62% effective April 1, 2004 and to 61% on April 1, 2005, and will be reduced to 60% on April 1, 2006, as the benefits of synergies flow through to unitholders. Teck Cominco’s entitlements will increase correspondingly over the same period.

A $37.5 million non-cash charge to earnings, reflecting the entire 5% reduction in the Trust’s interest in EVCP was recorded in the second quarter of 2004. This charge was reduced by an estimate of cash to be received for the additional distribution entitlements of 2% for the year ended March 31, 2005 and 1% for the year ended March 31, 2006.  During the first quarter of 2005, the estimate of cash to be received for the additional distribution entitlement of 1% for the twelve months ended March 31, 2006 was revised.  This resulted in a favourable $9.5 million pre-tax adjustment to the reduction of interest in EVCP, which has been included in other income for the first quarter of 2005.

Results of operations commencing with the second quarter of 2004 reflect the Trust’s 60% interest in EVCP, while results for the first quarter of 2004 include the Trust’s 65% interest.

Fording Canadian Coal Trust

Notes to Consolidated Financial Statements

(unaudited)                                                                                                                                                                                            July 22, 2005

5.  INCOME TAXES

Income tax expense is made up of the following components:

	Three months ended		Six months ended
	June 30		June 30
(millions of dollars)	2005	2004	2005	2004

Current income taxes:
Canadian corporate income taxes	$0.4	$1.8	$0.8	$1.8
Provincial mineral taxes and Crown royalties	11.3	5.2	14.6	7.1
Foreign income taxes	0.1	1.2	0.2	2.1
	11.8	8.2	15.6	11.0
Future income taxes arising from tax rate changes		-		-
Future income tax expense
Canadian corporate income taxes	36.4	(6.2)	39.5	(2.5)
Provincial mineral taxes and Crown royalties	2.0	(1.1)	3.5	(0.7)
	38.4	(7.3)	43.0	(3.2)

Total income tax expense	$50.2	$0.9	$58.6	$7.8

Future income taxes consist of the following:

	June 30	December 31
(millions of Canadian dollars)	2005	2004

Canadian corporate income taxes	$164.3	$124.8
Provincial mineral taxes and Crown royalties	48.3	44.8
Foreign corporate income taxes and other	10.9	10.8
	223.5	180.4

Less current portion	(12.6)	-

	$210.9	$180.4

6. DISTRIBUTABLE CASH

Distributable cash is a term defined in the Declaration of Trust and generally refers to the net cash received by the Trust that is available for payment to unitholders on a quarterly basis. Available cash generated by Fording Inc. is the principal contributor to distributable cash of the Trust. Fording Inc. distributes its available cash to the Trust in a quarter, which is derived from results for the quarter and takes into account other considerations such as expected future performance, variations in levels of quarterly operating and capital activities and other financial or legal requirements. Future distributions of available cash will take into account these factors and any amounts paid in prior periods that were greater or less than the actual distributable cash for those prior periods.

Available cash generated by Fording Inc. and paid to the Trust is the principal source of distributable cash paid to unitholders.  Distributions declared and payable in 2004 included $18.5 million of cash available for distribution carried over from 2003.

Fording Canadian Coal Trust

Notes to Consolidated Financial Statements

(unaudited)                                                                                                                                                                                            July 22, 2005

		Three months ended			Six months ended
		June 30			June 30
(millions of Canadian dollars)		2005	2004		2005	2004

Cash Available for Distribution

Cash flows from operating activities		$64.5	$39.0		$125.5	$86.1
Add (deduct):	$			$
Increase (decrease) in non-cash working capital		109.2	17.2		123.3	(8.0)
Sustaining capital expenditures		(14.7)	(7.6)		(20.1)	(10.3)
Capital lease payments		$(0.4)	(0.2)		$(1.1)	(0.6)
Unrealized foreign exchange loss (gain) on debt		2.7	-		2.0	-
Current future income taxes (note 5)		(12.6)	-		(12.6)	-
Other		2.5	1.8		4.0	1.9
Cash reserve		-	-		-	-

Cash available for distribution		$151.2	$50.2		$221.0	$69.1

Distributions declared		$137.2	$49.0		$200.9	$96.0

Distributable cash and cash available for distribution have no standardized meaning and are not defined by generally accepted accounting principles in Canada. Accordingly, distributable cash and cash available for distribution as it is presented above may not be comparable to similarly named measures presented by other trusts.

Fording Canadian Coal Trust

Notes to Consolidated Financial Statements

(unaudited)                                                                                                                                                                                            July 22, 2005

7.  LONG-TERM DEBT, BANKING FACILITIES AND FINANCIAL INSTRUMENTS

	June 30		December 31
(millions of Canadian dollars)	2005		2004

Long-term debt
Bank debt
Extendable revolving variable rate term loans:
U.S.$167 million with interest at rates varying
from 3.8% to 4.1%	$204.7		$-
Term loan with interest at varying rates
from 5.6% to 6.3%	-		$201.0
	204.7		201.0

Other debt
Equipment financing due 2009 bearing
interest at 5.1%	4.7		5.2
Capital lease obligations expiring in
2009 with interest rates
varying from 5.0% to 7.1%	1.3		0.7

	210.7	-	206.9

Less current portion	(1.6)		(1.7)

	$209.1		$205.2

Fording Inc.’s bank credit facilities provide for a floating rate, five-year, annually extendable $400 million facility and are supported by an unsecured guarantee by EVCP, limited in recourse to any partner’s interest in EVCP (other than Fording Inc.) and a general security agreement over the assets of Fording Inc. including its interest in EVCP.

The EVCP facility provides for a floating rate, five-year, annually extendable, $150 million revolving facility, which is to be secured by a general security interest over the assets of EVCP.

Funds available under both facilities may be drawn in either Canadian or U.S. currency subject to the Canadian dollar limit of each facility.

At June 30, 2005, the Trust’s share of other uses of bank facilities in the form of issued and outstanding letters of credit and guarantee was $44.7 million. The Trust’s share of unused bank facilities at June 30, 2005 was $240.6 million.

8.  OTHER LONG-TERM LIABILITIES

	June 30	December 31
(millions of Canadian dollars)	2005	2004

Asset retirement obligations	$68.2	$68.9
Pension and other post-retirement benefits	21.2	21.4
Other, net	1.6	1.6

	$91.0	$91.9

Fording Canadian Coal Trust

Notes to Consolidated Financial Statements

(unaudited)                                                                                                                                                                                            July 22, 2005

Pension and other post-retirement benefits

Substantially all employees participate in either a defined benefit or defined contribution plan. The pension expense for the second quarter of 2005 was $2.7 million and $5.2 million for the year to date (2004 – $2.1 million and $4.4 million, respectively).

9.  COMMITMENTS AND CONTINGENCIES

Foreign exchange forward contracts

To help manage exposure to currency fluctuations, foreign exchange forward contracts are used to fix the rate at which certain future anticipated flows of U.S. dollars are exchanged into Canadian dollars. The foreign exchange hedging activities of the Trust take into account the existing foreign exchange forward contracts of EVCP and Fording Inc. The following table summarizes the Trust’s outstanding hedged positions at June 30, 2005.

	Amount Hedged (millions of U.S.$)
	Fording	EVCP	Trust's	Average Exchange Rates
Year	Inc.	60%	Total	(U.S.$1 = CDN$)	(CDN$1 = U.S.$)

2005	$647	$105	$752	1.28	0.78
2006	380	57	437	1.29	0.78
2007	16	-	16	1.46	0.69

	$1,043	$162	$1,205

At June 30, 2005, the Trust’s portion of unrealized gains on foreign exchange forward contracts was $75.4 million based on the U.S./Canadian dollar exchange rate of U.S.$0.82. The Trust’s realized gain on foreign exchange forward contracts included in revenues for the second quarter of 2005 was $11.5 million and $27.4 million for the year to date (2004 – $10.4 million and $38.2 million, respectively).

Neptune Terminals guarantee

EVCP’s proportionate share of its guarantee of the outstanding bank indebtedness of Neptune Terminals was $19.7 million at the end of the second quarter of 2005. The Trust’s share of this guarantee was $11.8 million.

Other

EVCP and Canadian Pacific Railway reached an agreement with respect to westbound rail rates in April 2005, which settled the dispute outstanding at December 31, 2004.  There are no material changes to other commitments and contingencies from those reported in the annual consolidated financial statements included in the Trust’s Annual Report for 2004.

Fording Canadian Coal Trust

Notes to Consolidated Financial Statements

(unaudited)                                                                                                                                                                                            July 22, 2005

10.  UNITHOLDERS’ EQUITY

Authorized

The Trust has an unlimited number of units authorized for issuance pursuant to the Declaration of Trust. The units represent a beneficial interest in the Trust. All units share equally in all distributions from the Trust and carry equal voting rights.

No conversion, retraction or pre-emptive rights are attached to the units. Trust units are redeemable at the option of the unitholder at a price that is the lesser of 90% of the average closing price of the units on the principal trading market for the previous 10 trading days and the closing market price on the date of tender for redemption, subject to restrictions on the amount to be redeemed each quarter.

Units issued and outstanding

	Three months ended		Six months ended
	June 30		June 30
(in millions of units and Canadian dollars)	Units	Amount	Units	Amount

Balance, beginning of period	49.0	$357.8	49.0	$357.7
Issued on exercise of options	-	0.1	-	0.2

Balance, end of period	49.0	$357.9	49.0	$357.9

Under the Arrangement, all options to purchase common shares of Old Fording were exchanged for options to purchase units of the Trust under the exchange option plan.  The Trust has not granted any options since its formation. At June 30, 2005, there were approximately 34,000 options outstanding to purchase units, all of which are fully vested and exercisable at any time. The options have a weighted average exercise price of $15.16 per unit and the remaining weighted average contractual life is 4.3 years. Certain exchange options also have accompanying unit appreciation rights.

Accumulated Distributions to Unitholders

	Three months ended		Six months ended
	June 30		June 30
(millions of Canadian dollars)	2005	2004	2005	2004

Opening accumulated cash distributions	$487.4	$257.3	$423.8	$210.3
Distributions declared and payable (note 6)	137.2	49.0	200.8	96.0

Closing accumulated cash distributions	$624.6	$306.3	$624.6	$306.3

Earnings per unit

For the periods presented, in calculating diluted earnings per unit, net income remains unchanged from the basic earnings per unit calculation and the number of units outstanding is increased for the dilutive effect of outstanding unit options. The treasury stock method is used to determine the dilutive effect of unit options and other dilutive instruments. The weighted average number of units outstanding for purposes of calculating earnings per unit on both a basic and fully diluted basis was 49 million units for the quarter ended June 30, 2005 and 49 million units for the quarter ended June 30, 2004.

Fording Canadian Coal Trust

Notes to Consolidated Financial Statements

(unaudited)                                                                                                                                                                                            July 22, 2005

11.  UNIT-BASED COMPENSATION

	Three months ended		Six months ended
	June 30		June 30
(millions of Canadian dollars)	2005	2004	2005	2004

Employee unit purchase plan	$0.1	$0.1	$0.2	$0.2
Unit equivalent plan	0.4	0.4	1.1	0.8

	$0.5	$0.5	$1.3	$1.0

The total number of units purchased on behalf of the employees pursuant to the employee unit purchase plan, including the employer’s contributions, was 4,796 units for the second quarter of 2005 and 9,149 for the year to date (2004 – 10,460 and 18,858, respectively).

A unit equivalent plan is in place for Trustees and Directors. Trustees and Directors receive a portion of their compensation in unit equivalents. The unit equivalents when granted are valued using the five-day weighted average trading price of a unit immediately preceding the award date and are subsequently revalued each quarter at fair market value.  The total charge to income for Unit Equivalent Plan includes the cost of vested unit equivalents and any changes in the fair value of the units during the year.

Fording Canadian Coal Trust

Notes to Consolidated Financial Statements

(unaudited)                                                                                                                                                                                            July 22, 2005

12.  SEGMENT INFORMATION

	Three months ended		Six months ended
	June 30		June 30
(millions of Canadian dollars)	2005	2004	2005	2004

Elk Valley Coal
Revenues	$456.9	$295.9	$740.8	$527.9
Cost of product sold	(116.3)	(105.8)	(212.8)	(210.6)
Transportation	(144.4)	(119.9)	(246.6)	(216.8)
Selling, general and administration	(3.9)	(2.7)	(7.0)	(10.3)
Depreciation and depletion	(9.9)	(13.5)	(21.4)	(27.7)

Income from operations	182.4	54.0	253.0	62.5

Interest expense	(0.3)	(0.5)	(0.4)	(0.7)
Other income (expense)	(0.5)	0.7	(0.1)	11.1
Income tax (expense)	(50.2)	0.3	(58.4)	(5.7)

Income	131.4	54.5	194.1	67.2

NYCO
Revenues	12.0	13.8	23.0	27.0
Cost of product sold	(7.8)	(6.6)	(15.5)	(13.6)
Transportation	(1.8)	(2.2)	(3.6)	(4.0)
Selling, general and administration	(1.1)	(1.3)	(2.1)	(2.2)
Depreciation and depletion	(1.1)	(1.3)	(2.2)	(2.6)

Income (loss) from operations	0.2	2.4	(0.4)	4.6
Interest expense	-	-	-	-
Other income (expense)	(0.1)	-	(0.1)	0.5
Income tax (expense)	-	(1.2)	(0.2)	(2.1)

Income (loss)	0.1	1.2	(0.7)	3.0

Corporate
Selling, general and administration	(2.8)	(2.2)	(4.9)	(3.2)
Depreciation and depletion	(0.1)	(0.6)	(0.4)	(1.3)

Loss from operations	(2.9)	(2.8)	(5.3)	(4.5)

Interest expense	(2.4)	(1.9)	(5.0)	(6.8)
Other income (expense)	(2.9)	(0.9)	(4.0)	1.9
Reduction of interest in EVCP	-	(37.5)	9.5	(37.5)

Loss before discontinued operations	(8.2)	(43.1)	(4.8)	(46.9)

Consolidated
Revenues	468.9	309.7	763.8	554.9
Cost of product sold	(124.1)	(112.4)	(228.3)	(224.2)
Transportation	(146.2)	(122.1)	(250.2)	(220.8)
Selling, general and administration	(7.8)	(6.2)	(14.0)	(15.7)
Depreciation and depletion	(11.1)	(15.4)	(24.0)	(31.6)

Income from operations	179.7	53.6	247.3	62.6
Interest expense	(2.7)	(2.4)	(5.4)	(7.5)
Other income (expense)	(3.5)	(0.2)	(4.2)	13.5
Reduction of interest in EVCP	-	(37.5)	9.5	(37.5)
Net income tax expense	(50.2)	(0.9)	(58.6)	(7.8)

Net income	$123.3	12.6	$188.6	$23.3

Fording Canadian Coal Trust